

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
China Oumei Real Estate Inc.
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re:** **China Oumei Real Estate Inc.**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed November 24, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 2

1. We note you have revised your disclosure to state that you have completed 17 projects, up from 15, and that you have six projects under construction, down from seven. Please explain to us where the additional completed project came from. Please revise your disclosure as appropriate.

Risk Factors, page 7

We may be exposed to potential risks related to our internal controls …, page 12

2.   We note your response to comment 2 of our letter dated November 19, 2010. Please expand the risk factor subheading to highlight the lack of experience of your accounting staff.

3.   We note your responses to comments 3 and 4 of our letter dated November 19, 2010. Based on your current disclosure, it is unclear if Mr. Zhou was deliberately avoiding compliance with the 2006 M&A Rule. Within your business section, please revise to clarify the basis for your belief that the overall transaction complied with the 2006 M&A Rule because Mr. Zhou's role was only transient.

Results of Operations

Comparison of Nine Months Ended September 25, 2010 and September 25, 2009, page 31

4.   Please tell us why sum of the percentages from both tables on pages 32 and 33 for the revenues recognized for the nine months ended September 25, 2010 only equal 97.6%.

5.   For your table of finished projects, please tell us why the "percentage of total GFA delivered as of September 25, 2010" is not 100% for all of the projects.

6.   Footnote 1 to your finished projects table indicates that "total GFA" includes properties under construction and planning. Please clarify why properties under construction or planning would be included in a table for "finished projects."

7.   Please tell us why Dongli Garden 1 is not included in your table of finished projects even though it has reached 100% completion.

Executive Compensation, page 83

8.   Please disclose the options granted to each of your named executive officers in 2010 and the applicable vesting requirements.

Transactions with Related Persons …, page 88

9.   We note that you have made payments to Longhai Construction, as disclosed in note 3 to your financials. Please revise your disclosure to address these payments in accordance with Item 404 of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)